[redacted]

SECURITIE \ 11015159 ON

SEC MAIL PROCESSING SECTION
RECEIVED
FEB 28 2011
WASH, D.C.
189

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SEC FILE NUMBER
8-34354

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 AND ENDING 12/31/10

A. REGISTRANT IDENTIFICATION

OFFICIAL USE ONLY
FIRM ID. NO.

NAME OF BROKER-DEALER:

ABN AMRO CLEARING CHICAGO LLC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

175 West Jackson Boulevard, Suite 400
(No. and Street)

Chicago	**Illinois**	**60604**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT:

Michael Deaton	**(312) 604-8595**
	(Area Code – Telephone No)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – if individual, state last, first, middle name)

303 East Wacker Drive	**Chicago**	**Illinois**	**60601**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

[X] Certified Public Accountant
[ ] Public Accountant
[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

JD 3/15/11

OATH OR AFFIRMATION

I, **Michael Deaton**, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of **ABN AMRO Clearing Chicago, LLC** as of **December 31, 2010** are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

[signature]
Signature

Chief Financial Officer
Title

Subscribed and sworn to before me this

24 day of Feb, 2011

[signature]
Notary Public

OFFICIAL SEAL
COLEEN J BANNON
NOTARY PUBLIC - STATE OF ILLINOIS
MY COMMISSION EXPIRES:10/01/11

This report** contains (check all applicable boxes)

[x] (a) Facing Page.
[x] (b) Statement of Financial Condition.
[x] (c) Statement of Income (Loss).
[x] (d) Statement of Cash Flows.
[x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
[x] (f) Statement of Changes in Liabilities Subordinated to Claims of General Creditors.
[x] (g) Computation of Net Capital for Brokers and Dealers pursuant to Rule 15c3-1.
[x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
[x] (i) Information Relating to the Possession or Control Requirements for Brokers and Dealers Under Rule 15c3-3.
[ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
[ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
[x] (l) An Oath or Affirmation.
[ ] (m) A copy of the SIPC Supplemental Report.
[ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
[x] (o) Independent Auditors' Report on Internal Accounting Control.
[x] (p) Schedule of Segregation Requirements and Funds in Segregation – Customers' Regulated Commodity Futures Accounts Pursuant to CFTC Rule 1.10(d)2(iv).

****For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).**

ABN AMRO CLEARING CHICAGO LLC

Statement of Financial Condition

December 31, 2010

Assets

Cash	$ 1,214,664
Cash segregated under federal and other regulations	98,893,105
Securities purchased under agreements to resell	848,672,996
Securities owned, marketable, at fair value	74,215,282
Receivables from:	
Brokers, dealers, and clearing organizations	2,605,995,129
Customers	589,920,436
Guarantee deposits with clearing organizations	40,508,306
Exchange memberships and stock, at cost (fair value $8,356,506)	7,637,762
Furniture, equipment, and leasehold improvements, at cost (net of accumulated depreciation and amortization of $7,929,409)	4,485,833
Other assets	4,541,461
Total assets	$ 4,276,084,974

Liabilities and Members' Equity

Liabilities:	
Bank loans	$ 379,986,667
Payables to:	
Brokers, dealers, and clearing organizations	1,384,111,298
Customers	2,207,823,337
Noncustomers	2,402,662
Securities sold under agreements to repurchase	1,963,356
Accounts payable and accrued expenses	37,829,118
Total liabilities	4,014,116,438
Liabilities subordinated to claims of general creditors	80,000,000
Members' equity:	
Common member	181,738,536
Preferred Class A members	230,000
Total members' equity	181,968,536
Total liabilities and members' equity	$ 4,276,084,974

See accompanying notes to financial statements.